Exhibit 99.1

Hut 8 and USBTC Announce Completion of Business Combination

Shares of Hut 8 Corp. common stock are expected to begin trading on Nasdaq and the TSX on December 4 under the ticker symbol “HUT”

Completion of the transaction creates a strong, diversified, and infrastructure rich organization with a pipeline of greenfield and brownfield opportunities

TORONTO and MIAMI, NOVEMBER 30, 2023 (GLOBE NEWSWIRE) – Hut 8 Mining Corp. (Nasdaq | TSX: HUT), ("Hut 8” or the “Company”) one of North America’s largest, most innovative digital asset mining pioneers and high performance computing infrastructure providers, proudly announces the completion of its business combination pursuant to which Hut 8 and U.S. Data Mining Group, Inc. dba US Bitcoin Corp (“USBTC”) have combined in an all-stock merger of equals (the “Transaction”). The combined company is named “Hut 8 Corp.” (“New Hut”) and is a U.S.-domiciled entity.

“This business combination is the largest M&A transaction that has ever transpired within our industry and represents a highly strategic union of two organizations with complementary strengths, that together, will prove to equal more than the sum of their parts,” said New Hut CEO Jaime Leverton. “We are excited to move forward and continue growing, with a pipeline of greenfield and brownfield opportunities, integration across the mining value chain, leading operational leverage and expertise, and diverse and uncorrelated fiat revenue streams.”

As a result of the Transaction, Hut 8 common shares will cease trading on Nasdaq and the Toronto Stock Exchange (“TSX”) prior to the open of trading on December 4, 2023. As of the open of trading on December 4, 2023, shares of New Hut common stock will trade on Nasdaq and the TSX under the ticker symbol “HUT.” Shareholders of Hut 8 received, for each Hut 8 share held, 0.2 of a share of New Hut common stock, which effectively resulted in a consolidation of the Hut 8 shares on a 5 to 1 basis. Stockholders of USBTC received, for each share of USBTC capital stock, 0.6716 of a share of New Hut common stock.

“Together, the strengthened New Hut team will work to drive growth in economical mining operations, high performance computing, extensive hosting operations, and our groundbreaking managed services business: an end-to-end enterprise model for energy infrastructure partnerships that covers everything from design and site construction to energy and property management,” said Asher Genoot, President of New Hut. “New Hut is laser-focused on driving efficiency and improvement across our spectrum of operations to ensure that we are well positioned and uniquely nimble as we approach the halving and beyond.”

New Hut has access to approximately 825 MW of gross energy across six sites with self-mining, hosting, and managed service operations:

•	It has 7.5 EH/s of installed self-mining capacity at six sites with current self-mining operations: Medicine Hat, AB; Drumheller, AB; Niagara Falls, NY; Kearney, NB; Granbury, TX; and King Mountain, TX. The 1.7 EH/s installed self-mining production at the King Mountain, TX site is owned by the King Mountain Joint Venture in which Hut 8 has a 50% membership interest alongside a leading energy partner (the “King Mountain JV”).

•	New Hut will manage 220 MW of hosting infrastructure at its King Mountain, TX site, powered by a mix of energy sources including wind and nuclear, supporting multiple clients, including some of the industry’s largest miners. Hosting is owned by the King Mountain JV.

•	New Hut will manage 680 MW of energy under its managed services division, powered by energy from a mix of sources including renewable and zero-emission in Kearney, NB and Granbury and King Mountain, TX. This unique, leading-edge service offering gives Bitcoin mine site owners the opportunity to have experts manage all day-to-day operations, hosting, site management, and maintenance using purpose-built site management software.

In addition, New Hut will offer enterprise customers cloud, colocation, AI, and Machine Learning services at its five high performance computing data centers located in Vancouver and Kelowna, British Columbia, and in the Greater Toronto Area in Ontario, Canada.

Jaime Leverton will serve as Chief Executive Officer of New Hut; Bill Tai will serve as Chair of New Hut’s Board of Directors; Asher Genoot will serve as President of New Hut; Mike Ho will serve as Chief Strategy Officer of New Hut; and Shenif Visram will serve as Chief Financial Officer of New Hut.

Advisors

Bennett Jones LLP and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Hut 8 and Stifel GMP served as financial advisor to Hut 8.

Stikeman Elliott LLP and Greenberg Traurig acted as legal counsel to USBTC and Needham & Company served as financial advisor to USBTC.

Analyst Call

New Hut will host a webcast call announcing details of the closing of the transaction at 10 a.m. EST on Monday, December 4, 2023. The call is open to analysts, media, and investors who can join through the following link: https://ow.ly/pggV50Q9XgM

About Hut 8 Corp.

Through innovation, imagination, and passion, Hut 8 Corp.’s seasoned executive team is bullish on creating value at the intersection of infrastructure and energy through Bitcoin mining and hosting, groundbreaking managed services, energy arbitrage, operating traditional data centers, and capitalizing on emerging technologies like AI and machine learning. Headquartered in Miami, Florida, Hut 8 Corp.’s infrastructure portfolio includes eleven sites: five high performance computing data centers across British Columbia and Ontario that offer cloud, co-location, AI, machine learning, and VFX rendering computing solutions, and six Bitcoin mining, hosting, and managed services sites located in Alberta, New York, Nebraska, and Texas. Long-distinguished for its unique treasury strategy, Hut 8 Corp. has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. For more information, visit www.hut8.com and follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that Hut 8 and New Hut expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the business, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. Specifically, such forward-looking information included in this press release includes statements relating to the anticipated complementary strengths of the parties to the Transaction, combined valuation of New Hut and the expectation that it will exceed the sum of its parts, pipeline of greenfield, brownfield and integration opportunities, trading of New Hut, and future growth in economical mining operations, high performance computing, extensive hosting operations, and the managed services business.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and New Hut as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the ability to realize the anticipated benefits of the Transaction or implement the business plan for New Hut, including as a result of difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings, and to the extent, anticipated; the potential impact of the Transaction on mining activities; the potential impact of the announcement of consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to mining sites; failure of the Celsius transaction to receive the necessary legal approvals or failure of the Celsius transaction to otherwise close; failure to achieve the intended benefits of the Celsius transaction; failure to implement business plans, forecasts, and other expectations; and failure to identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect New Hut, please see the “Risk Factors” section of New Hut’s Registration Statement on Form S-4 dated November 7, 2023, available under New Hut’s EDGAR profile at www.sec.gov, in addition to the “Risk Factors” section of Hut 8’s Annual Information Form dated March 9, 2023, and Hut 8 Mining Corp.’s other continuous disclosure documents which are available under Hut 8 SEDAR+ profile at www.sedarplus.ca and under Hut 8 Mining Corp.’s EDGAR profile at www.sec.gov.

Hut 8 Corp. Investor Relations

Sue Ennis

sue@hut8.io

Hut 8 Corp. Media Relations

Erin Dermer

erin.dermer@hut8.io